SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Dr. Edgar Radjabli

Apis Capital Management LLC

777 South Flagler Drive Suite 800

West Palm Beach, FL, 33401

(561) 837-7311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92347M 10 0	13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS ACM Market Neutral Volatility Strategy Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 937,196 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 937,196 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,196*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.85% *
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Represents (i) 339,096 shares of Common Stock (as defined below) directly owned by ACM (as defined below) and (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM. Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

CUSIP No. 92347M 10 0	13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS Apis Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92347M 10 0	13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS Apis Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 972,996 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 972,996 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,996 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Represents (i) 339,096 shares of Common Stock directly owned by ACM; (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM; and (iii) 35,800 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by Apis Capital (as defined below). Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

CUSIP No. 92347M 10 0	13D	Page 5 of 7

1	NAMES OF REPORTING PERSONS Dr. Edgar Radjabli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 972,996 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 972,996 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,996 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents (i) 339,096 shares of Common Stock directly owned by ACM; (ii) 633,900 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by ACM; and (iii) 35,800 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof directly owned by Apis Capital. Determination of the percentage beneficial ownership of the Reporting Person is based on 19,328,278 shares of Common Stock reported to be outstanding as of October 31, 2018 as disclosed in Veritone, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed on November 13, 2018.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 10, 2018 (the “Original Statement”), on behalf of the Reporting Persons, with respect to the shares of common stock, $0.001 par value per share, of Veritone, Inc., a Delaware corporation (“Veritone”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons initially acquired the shares of Common Stock reported in this Statement based on their belief that such shares, when acquired, represented an attractive investment opportunity. Further, on December 4, 2018, Apis Capital delivered a letter to the Board of Directors of Veritone (the “Board”) and Mr. Chad Steelberg, Chief Executive Officer and Chairman of the Board, setting forth a preliminary, non-binding proposal pursuant to which Apis Ventures would acquire all outstanding shares of Common Stock.

On December 10, 2018, Apis Capital, on behalf of Apis Ventures, delivered a second letter to the Board and Mr. Steelberg enhancing the proposed price to $10.26 per share. A copy of the December 10 letter is included as Exhibit 99.2 to this Statement and is incorporated herein by reference in its entirety. As noted in the letter, the enhanced proposed price represented a premium of more than 82% to the closing price per share of the Common Stock on December 7, 2018, the last trading day before the date of the letter.

On December 10, 2018, Apis Capital issued a press release announcing that Apis Ventures has submitted an all-cash offer to the Board to acquire all outstanding shares of Common Stock for $10.26 per share. The press release includes a copy of the December 10 letter from Apis Capital to the Board. A copy of the press release is included as Exhibit 99.3 to this Statement.

To date, Veritone has not engaged substantively with Apis Capital regarding the proposed transaction and has not granted to Apis Capital the right to review confidential due diligence materials. Although Apis Capital and Apis Ventures remain interested in Veritone and would be willing to discuss a transaction involving Veritone, at this time Apis Capital and Apis Ventures have decided to withdraw the preliminary, non-binding offer to acquire Veritone.

The Reporting Persons and their affiliates may, from time to time and at any time: (i) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of Veritone (or its affiliates) in the open market, in privately negotiated transactions, pursuant to the Offer or otherwise; (ii) dispose of any or all of their Securities in the open market, in privately negotiated transactions or otherwise; (iii) engage in any hedging or similar transactions with respect to the Securities; or (iv) take any other action described in Items 4(a) – (j) of Schedule 13D. The Reporting Persons currently intend to sell Securities and may formulate a plan with respect to any or all of such matters and, from time to time, may hold discussions with, or make formal proposals to, the Board or management of Veritone or other third parties regarding such matters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

ACM MARKET NEUTRAL VOLATILITY STRATEGY FUND LP

By: Apis Capital Management LLC, its general partner

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

APIS VENTURES LLC

By: Apis Capital Management LLC, its manager

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

APIS CAPITAL MANAGEMENT LLC

By:	/s/ Dr. Edgar Radjabli
Name:	Dr. Edgar Radjabli
Title:	Managing Partner

/s/ Dr. Edgar Radjabli
DR. EDGAR RADJABLI